March 11, 2005

By EDGAR

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Attention:	Karen J. Garnett
Michael McTiernan

Re:	Commercial Net Lease Realty, Inc.
Registration Statement on Form S-4
File No. 333-1221445

Ladies and Gentlemen:

     On behalf of our client, Commercial Net Lease Realty, Inc., a Maryland corporation (the “Company”), please find enclosed for filing Amendment No. 1 to the above-referenced registration statement (the “Registration Statement”), which we have marked to show changes from the Registration Statement filed by the Company on January 19, 2005.

     We have amended the Registration Statement in response to your letter, dated February 16, 2005 (the “Comment Letter”), with respect to the Registration Statement. For your convenience, included below is the text of each comment from the Comment Letter followed by the Company’s response to each such comment.

     Capitalized terms used in this letter and not otherwise defined herein have the meanings provided in the Registration Statement.

General

1.	Please confirm that you will file with the Commission all materials used to aid in the solicitation of proxies. Please supplementally provide us with copies of these materials and indicate the date they were first used. Please provide us with a form of the proxy card.

The Company will file with the Securities and Exchange Commission (the “Commission”) all materials used to aid in the solicitation of proxies. A form of the proxy card was filed as Exhibit 99.2 to the Registration Statement; for your convenience, we have supplementally provided the form of proxy card as Annex A.

Securities and Exchange Commission
March 11, 2005

2.	Supplementally, please provide us with any pictures, graphics or artwork that will be used in the prospectus.

The Company will not be using any artwork in the Prospectus.

3.	Please provide the information about NNN required by the following items, or advise us where it is already disclosed in or incorporated into the registration statement:

•	Information required by Item 12 of Form S-11;

•	Information required by Item 13 of Form S-11; and

•	Information required by Item 14, Instruction 3 of Form S-11.

The Company will include the requested information in Item 1 of its Annual Report on Form 10-K for the fiscal year ended December 31, 2004, which will be filed on March 14, 2005. We have supplementally provided the language that will be included in the Form 10-K as Annex B.

4.	Please include the information required by Item 403 of Regulation S-K with respect to the security ownership of NNN. Also, please disclose that none of the existing officers and directors of NAPE will serve as a director or an executive officer of NNN following the merger.

The information required by Item 403 of Regulation S-K with respect to the security ownership of NNN will be included in the Company’s 2005 proxy statement, which will be filed with the Commission before the Company requests effectiveness of the Registration Statement. The Company will incorporate this information by reference into its Form 10-K for the fiscal year ended December 31, 2004, which will be incorporated by reference into the Registration Statement.

In “THE COMPANIES -— NNN’s Management and Additional Information” on page 46, the Company discloses that none of the existing officers and directors of NAPE will serve as a director or an executive officer of NNN following the merger.

Securities and Exchange Commission
March 11, 2005

Prospectus Cover Page

5.	Please disclose the trading market and the ticker symbol of the common stock offered pursuant to this prospectus. Refer to Item 501(b)(4) of Regulation S-K.

Complied with.

6.	Please disclose the value of the NNN shares to be received for each share of NAPE based on the NNN trading price immediately prior to the execution of the merger agreement. In addition, please disclose the special dividend.

Complied with.

7.	Please highlight the risk factors cross reference by prominent type or in another manner. Refer to Item 501(b)(5) of Regulation S-K.

Complied with.

Questions and Answers About the Merger, page iii

8.	Please revise so that the Q&A section does not repeat information in the summary. Refer to the direction provided in Rule 421 of Regulation C and Release 33-7497.

Complied with.

What will I receive in the Merger for my Shares?, page iii

9.	Please expand the disclosure to state the price per share of NAPE common stock on January 14, 2005. Also disclose the price per share of both companies as of the most recent date practicable.

Complied with.

Why is NAPE proposing to merge with NAPE Acquisition, Inc.? How will I benefit?, page iii

10.	Please revise your discussion of dividends to refer to total dividends paid to shareholders or the respective historical dividend yields, rather than the dividend per share.

Complied with.

Securities and Exchange Commission
March 11, 2005

Why is the board of directors recommending that I vote for the merger?, page iv

11.	Please summarize the referenced factors.

The Company elected to delete this information because it does not materially enhance the quality of the information that is provided on page 19.

12.	The discussion of the reasons why management and the board of directors is recommending approval of the merger should be presented in a balanced format to present the detriments of the offer. The detriments should be presented in a question immediately following this question or within this question and presented in the same format as the benefits are being presented.

See response to comment 11 above.

Introduction, page vii

13.	The information under this heading appears to repeat information that you have already provided on the proxy statement/prospectus cover page, in the Q&A, and in the summary. Please remove this section from your document or tell us why you believe it is material to investors.

Complied with by deleting the heading and the information under the heading.

Risk Factors, page 26

14.	Please include risk factors that discuss the following characteristics of the merger:

•	The exchange ratio is fixed so that the value of the consideration to be paid in the merger may fluctuate.

•	There are potential conflicts of interest, including payments to NAPE executive officers.

•	There is no assurance that NNN will continue to pay dividends at historical rates.

Complied with.

Securities and Exchange Commission
March 11, 2005

15.	Please include risk factors that discuss the following characteristics of NNN’s business and organization:

•	Property vacancies;

•	Investments in office properties generally, and the recent office investment in particular;

•	Mezzanine lending; and

•	REIT qualification.

Complied with; however, the Company has not included a risk factor that discusses investments in office properties generally because such investments do not, and are not expected to, constitute a material part of the Company’s business strategy.

Vote Required, page 13

16.	Please revise to quantify the vote required to approve the merger. Currently, you state that the merger must be approved by NAPE shareholders, but the percentage of votes needed for approval is not clear.

Complied with.

The Merger, page 13

Background, page 13

17.	Please describe the reasons why Mr. Di Paglia initially contacted NNN to discuss a potential transaction. Indicate whether he discussed this contact with the NAPE board or if he made the initial contact independently. Also, discuss alternatives to a transaction with NNN that the NAPE board considered, if any, and the reasons the board did not pursue those alternatives.

Complied with by expanding the disclosure under “THE MERGER —Background” on pages 16 and 17.

Securities and Exchange Commission
March 11, 2005

18.	Please provide a more detailed description of the unsolicited third party indication of interest that NAPE received on November 16, 2004. Identify the bidder or describe in reasonable detail the business, size, and other relevant information about the bidder. Describe the reasons the board determined that offer was inadequate and indicate whether the bid was submitted to the entire board for approval.

Complied with by expanding the disclosure under “THE MERGER —Background” on page 18.

19.	With respect to each stage of the negotiations, please disclose the involvement, if any, of third party financial advisors, including the preparation of financial analyses. Also, please clarify the date on which NAPE engaged Houlihan Lokey as its financial advisor.

Complied with by expanding the disclosure under “THE MERGER —Background” on pages 17 and 18.

20.	Please disclose the extent to which the NAPE board of directors was briefed on the negotiations prior to December 17, 2004.

Complied with by expanding the disclosure under “THE MERGER —Background” on page 17.

NAPE’s Reasons for the Merger, page 15

21.	Refer to the third negative factor listed on page 16. Please revise to quantify the costs that NAPE will incur if the merger is not completed. Similarly, please quantify the costs to NNN referenced in the first bullet point on page 17.

Complied with.

NNN’s Reasons for the Merger, page 16

22.	Please revise the third bullet point to quantify the accretion to FFO and net income that NNN’s management anticipates as a result of the merger. If the NNN board did not quantify the amount of accretion, please disclose that fact and explain how the board determined that the transaction would be immediately accretive. Similarly, please revise the fifth bullet point to quantify the anticipated cost savings and reductions in expenses

Complied with.

Securities and Exchange Commission
March 11, 2005

Opinion of NAPE’s Financial Advisor, page 17

23.	Please supplementally provide us with copies of any materials prepared by or for the financial advisor in connection with its fairness opinions, including, among other things, any “board books,” drafts of fairness opinions provided to the board of directors and any summaries of presentations made to the board of directors. We may have further comment on your disclosure once we have had the opportunity to review those materials.

The requested materials are supplementally provided as Annex C.

24.	Please summarize the process by which you selected your financial advisor.

Complied with by expanding the disclosure under “THE MERGER —Opinion of NAPE’s Financial Advisor” on page 21.

25.	Please revise to identify the change of control acquisitions that Houlihan Lokey considered in the “Comparable Transaction” approach. Expand the tabular presentation to include multiples for each transaction considered, in addition to the high, low, median, and mean numbers you have already provided.

Complied with.

26.	Please revise the “Concluded Equity Value” range disclosed on page 19 to conform to the immediately preceding sentence.

Complied with.

27.	Please briefly describe how the financial advisor selected the respective discount and terminal cap rates used in the “Sum of the Parts” approach.

Complied with by expanding the disclosure in “THE MERGER —Opinion of NAPE’s Financial Advisor” on pages 24 and 25.

28.	Please briefly describe how the range of values shown in the “Sum of the Parts” and “Discounted Cash Flow Approach” subsections is calculated. In particular, please explain why the value is presented in a range if the discount rate and terminal cap rates are fixed.

Complied with by expanding the disclosure in “THE MERGER —Opinion of NAPE’s Financial Advisor” on pages 24 and 25.

29.	Please disclose the EBITDA multiples for each comparable company.

Complied with.

Securities and Exchange Commission
March 11, 2005

Interests of Certain Persons in the Merger, page 22

30.	Please disclose who negotiated the terms of the release and whether it was approved by NAPE’S independent board members.

Complied with by expanding the disclosure in “THE MERGER — Interests of Certain Persons in the Merger” on page 28.

31.	Please disclose the date on which the Di Paglia employment agreement was approved by the NAPE board of directors.

Complied with by expanding the disclosure in “THE MERGER — Interests of Certain Persons in the Merger” on page 28.

32.	Please supplementally advise us whether the Di Paglia employment agreement has been filed as an exhibit to NAPE’S Exchange Act filings.

The Di Paglia employment agreement and all exhibits thereto will be filed as exhibits to NAPE’s Form 10-K for the fiscal year ended December 31, 2004.

33.	Please disclose the initial effective date and termination date of Mr. Di Paglia’s employment agreement. Also, please clarify what you mean by the Phrase “10 year contract.” The annual renewal feature suggests hat this may be a one-year contract under which Mr. Di Paglia will receive 10 years of compensation in the event of a termination other than for disability or cause.

Complied with by expanding the disclosure in “THE MERGER — Interests of Certain Persons in the Merger” on page 28.

34.	Please provide additional detail on the calculation of the amounts to be paid to Mr. Di Paglia and Ms. Fasano. In particular, please disclose the amount of broker’s or finder’s fees to which each of them would be entitled. In addition, please disclose the lump sum fee that would be required to be paid under Mr. Di Paglia’s agreement.

Complied with by expanding the disclosure in “THE MERGER — Interests of Certain Persons in the Merger” on page 28.

Comparison of Stockholder Rights, page 40

Restrictions on Business Combinations, page 44

Securities and Exchange Commission
March 11, 2005

35.	Please disclose the opt in/opt out features of the Maryland business combination and control share statutes, the current status of NNN and the ability of NNN to change that status without shareholder approval.

Complied with.

Financial Statements

36.	Supplementally explain how you considered SAB Topic T.1.B.3 with regards to the $20.8 million dividend to be issued by NAPE in conjunction with the merger.

The Company did not initially consider SAB Topic T.1.B.3 because it addresses financial statements of subsidiaries. However, the effects of the $20.8 million dividend are reflected in the table under the heading “HISTORICAL, PRO FORMA CONSOLIDATED AND PRO FORMA EQUIVALENT PER SHARE DATA,” which is on page 13. Specifically, the effects are reflected in the line items indicating NAPE’s Equivalent Pro Forma Book Value and NNN’s Pro Forma Book Value. The Company added footnote disclosure to the table to clarify these effects.

Commercial Net Lease Realty, Inc. Form 10-Q for the nine-month period ended September 30, 2004

Note 1. Basis of Presentation

Principles of Consolidation, page 6

37.	You state that under the guidelines of FIN 46 R, Services met the criteria of a variable interest entity which requires consolidation of NNN. Also, you state that you hold a variable interest in, but are not the primary beneficiary of CNL, Plaza Ltd. and CNL Commercial Finance, Inc., both of which are variable interest entities. In a supplemental letter, explain to us your basis in determining that Services, CNL Plaza Ltd. and CNL Commercial Finance, Inc. are variable interest entities and why you are or are not considered the primary beneficiaries of these entities.

Two steps are used in determining consolidation under FIN 46R: first, it must be determined if the investment is a variable interest entity (“VIE”), and second, if it is a VIE, the primary beneficiary must be determined. NNN identified three VIEs as of January 1, 2004: Services, CNL Plaza Ltd.,

Securities and Exchange Commission
March 11, 2005

and CNL Commercial Finance, Inc. Of these three, NNN was deemed the primary beneficiary of Services. NNN was not determined to be primary beneficiary of CNL Plaza Ltd. and CNL Commercial Finance, Inc. Due to the facts presented below, a detailed quantitative cash flow analysis was not deemed necessary in determining if NNN was a primary beneficiary. The discussion set forth below summarizes each of the entities and the rationale supporting our conclusions.

Services. The following criteria under FIN 46R led NNN to conclude that Services was a VIE. First, Services total equity investment at risk was not sufficient to finance its operations, and second, the equity holders of Services do not have the obligation to absorb the losses incurred by Services nor do they have the right to receive the expected returns. NNN was deemed to be the primary beneficiary of Services because it owns 98.7% of the non-controlling interest of Services and receives 98.7% of the economic benefits and risks. In addition, NNN provides a line of credit to Services to fund its business operations. Because Services is a VIE and NNN was deemed to be the primary beneficiary, NNN began consolidating the financial statements of Services into its financial statements, effective January 1, 2004 as required under FIN 46R.

CNL Plaza Ltd. CNL Plaza Ltd. was determined to be a VIE because the total equity investment at risk was not sufficient to finance its operations. NNN holds a 25% interest in CNL Plaza Ltd. and partially guarantees a loan between a third-party provider and CNL Plaza Ltd. CNL Corporate Investors, Ltd. and affiliates (collectively, “CCI”) hold a 50% interest and receives 50% of the profits and losses of the partnership. In addition, pursuant to the partnership agreement of CNL Plaza, Ltd., in the event that the partnership could not fund its operations or debt obligations, each partner is required to contribute its pro rata share of funds in the event of a capital call. Accordingly, the agreement would require CCI to contribute an amount two times greater than the amount from NNN. Thus, NNN does not have the greatest risk of loss and is not the primary beneficiary.

CNL Commercial Finance, Inc. CNL Commercial Finance, Inc. (“CCF”) was determined to be a VIE because the total equity investment at risk was not sufficient to finance its operations. NNN’s interest in CCF is limited to the line of credit it provides to CCF. The purpose of the line of credit is to provide additional funding above CCF’s warehouse loan with a third-party provider for the origination by CCF of loans held for sale. The loans held

Securities and Exchange Commission
March 11, 2005

for sale by CCF are secured by real estate and have an average loan to value ratio of 70-75%. NNN’s line of credit is secured by all of the assets held by CCF. The assets include the remaining value of the underlying collateral of the loans held for sale after the warehouse line is satisfied as well as interests in the residual pieces of CCF’s previous securitizations of such loans. In the event that CCF would determine it is no longer profitable to securitize loans held for sale, CCF would cease originating loans and would therefore no longer need NNN’s line of credit. Management believes that if the loans could not be sold, CCF would still have the cash flow from the loans held for sale to fund payments due under the line of credit. In the event of default on any of the loans, management believes that the 70-75% loan to value ratio provides for sufficient funds to satisfy both the warehouse line and NNN’s line of credit. In the event the funds were not sufficient, NNN’s line of credit is additionally secured by the residual interests of the previous securitizations. Therefore, NNN does not have the majority of the risk of loss with respect to CCF, and thus NNN was not considered to be the primary beneficiary.

National Properties Corporation Form 10-K for the year ended December 31, 2003

Financial Statements and Notes

Summary of Accounting Policies

Exchange of Non-monetary Assets

Securities and Exchange Commission
March 11, 2005

38.	You state that: “When the Company disposes of a property, it will generally exchange that property for another productive property. The Company accounts for these non-monetary transactions in accordance with APB 29 ...Therefore, no gain or loss is recognized on the disposed property.” We note from page 2 that you completed a multiple property exchange in 2003 in which you paid $595,000 in cash and surrendered three properties in exchange for a Walgreen store property located in Tulsa, Oklahoma. We also note that one of the properties exchanged is a garden center property in which the tenant exercised an option under the lease to purchase the property in June 2, 2003 for $2.1 million. Clarify if you received $2 million from the tenant and if so, explain how you consider the transaction as a non-monetary exchange under the guidance of APB 29 and why no gain or loss was recognized.

In connection with the multiple property exchange in 2003, NAPE used a qualified intermediary to handle the exchange of the properties, and the intermediary, rather than NAPE, received the $2.1 million paid by the tenant. Accordingly, the transaction was treated as a non-monetary exchange of productive assets under APB 29 and no gain or loss was recorded.

Lease Rentals

39.	You state that lease rentals received on commercial real estate are accounted for under the operating method; rentals are included in income as earned over the term of the lease.

Are you following paragraph 19b of SFAS 13 in recognizing revenues on a straight-line basis? So we may better understand your disclosures, supplementally explain the operating method and clarify the earning process, in which rentals (including contingent rent, if applicable) are included in income as earned over the term of the lease. Support your accounting with relevant accounting literature.

NAPE accounts for its leases under the operating method as defined under the criteria of SFAS 13. Accordingly, revenues are recognized as rentals are received, and expenses (including depreciation) are charged to operations as they are incurred. The majority of NAPE’s leases do not provide for fixed contractual increases, or the leases provide for increases that are based upon some type of price index whereby no straight-line rents would be recorded. The total effect on net income of recognizing rental revenues on a straight-line basis under SFAS 13 in each of the years ended December 31, 2003, 2002 and 2001, would have been $37,464 (1.7% of net income), $35,426 (1.7% of net income) and $24,644 (1.2% of net income), respectively. Thus, NAPE’s policy of recording rental revenues, as earned, approximates the straight-line method as defined in paragraph 19b of SFAS 13. In accordance with SEC Staff Accounting Bulletin 101, “Revenue Recognition,” NAPE records contingent rental income pursuant to the terms of the leases using the tenant’s actual gross sales.

Securities and Exchange Commission
March 11, 2005

Part II. Information Not Required in Prospectus

Exhibit 5.1 – Shaw Pittman Legal Opinion

40.	The qualifications included in paragraph d. of the opinion appear to be overly broad and inappropriate for the legal opinion. Please provide a revised opinion that omits these qualifications.

Complied with.

41.	We note that the legal opinion is furnished solely for the benefit of Commercial Net Lease Realty, Inc. This limitation is inappropriate because it suggests that NAPE shareholders could not rely on the opinion in making their investment decision. Please provide a revised opinion that omits this limitation on reliance.

Complied with.

42.	Please provide a revised opinion that includes counsel’s consent or file a separate consent as an Exhibit to the registration statement.

Complied with.

Exhibit 8.1 – Dickinson, Mackaman, Tyler & Hagen Tax Opinion

43.	Supplementally, please tell us why counsel’s opinion is conditioned upon receipt of the REIT opinions and an opinion from Shaw Pittman regarding the status of the merger as a tax free reorganization. It is not clear why the parties’ REIT status is relevant to the tax treatment of the merger. In addition, it is not clear why counsel for NAPE cannot issue an opinion on the tax treatment of the merger independent of a similar opinion from counsel for CNLR.

Dickinson, Mackaman, Tyler & Hagen (“Dickinson”) has removed the condition from its opinion requiring an opinion to be received from Shaw Pittman LLP regarding the status of the merger as a tax free reorganization.

Dickinson believes, however, that it remains necessary to condition its opinion on receipt of opinions from Shaw Pittman regarding the REIT status of NNN and the “qualified REIT subsidiary” (“QRS”) status of NAPE Acquisition, Inc. (“Merger Sub”). If NNN is a REIT and Merger Sub qualifies as a QRS, then Merger Sub is disregarded for federal income tax purposes, and the merger of NAPE into Merger Sub is treated as a merger

Securities and Exchange Commission
March 11, 2005

directly into NNN. Such a merger will readily qualify as a tax-free reorganization under section 368(a)(1)(A) of the Code. If, however, NNN is not a REIT or Merger Sub otherwise does not meet the requirements to be a QRS, the merger will only qualify as tax-free if it meets the requirements for a forward subsidiary merger in section 368(a)(2)(D) of the Code, which requires that the acquirer acquire “substantially all of the properties” of the acquired corporation. It is not clear how the special pre-merger dividend NAPE will make (in order to assure compliance with certain REIT requirements) should be treated as regards this “substantially all” requirement. This explains why the status of NNN as a REIT and the status of Merger Sub as a QRS are significant issues with respect to Dickinson’s opinion regarding the merger. Because these issues are complex and are being opined on by Shaw Pittman for the benefit of NAPE’s shareholders, it is appropriate for NAPE counsel to rely on Shaw Pittman’s opinions on these particular matters.

44.	Refer to the last paragraph of the opinion. Counsel’s statement that the opinion is furnished solely to National Properties Corporation appears to be inconsistent with the next sentence, which indicates that NAPE shareholders, CNLR shareholders and CNLR’s counsel may rely on the opinion. Please provide a revised opinion that omits the limitation on reliance. Please file revised tax and REIT opinions from Shaw Pittman that include similar revisions.

Complied with.

Exhibit 8.2 – Shaw Pittman Tax Opinion

45.	Supplementally, please tell us why counsel’s opinion is conditioned upon receipt of an opinion from Dickinson Mackaman regarding the status of the merger as a tax free reorganization. It is not clear why counsel for CNLR cannot issue an opinion on the tax treatment of the merger independent of a similar opinion from counsel for NAPE.

Shaw Pittman LLP has removed the condition from its opinion requiring an opinion to be received from Dickinson regarding the status of the merger as a tax free reorganization.

Exhibit 8.3 – Shaw Pittman REIT Opinion

46.	Please revise the opinion to state that the “proposed origination, manner of operation and diversity of equity ownership will enable the company to continue to satisfy the requirements for qualification and taxation as a REIT...” [emphasis added]

Securities and Exchange Commission
March 11, 2005

Complied with.

     If you have any further questions or require additional information, please do not hesitate to contact me at (202) 663-9201.

     Thank you for your courtesy and cooperation.

Very truly yours,

/s/ Jeffrey B. Grill

Jeffrey B. Grill
Attachments
cc:	Kevin B. Habicht

ANNEX A

PROXY

NATIONAL PROPERTIES CORPORATION
Solicited on Behalf of the Board of Directors

The undersigned hereby appoints RAYMOND DI PAGLIA, ROBERT H. JAMERSON AND KRISTINE M. FASANO, or any one or more of them, with full power of substitution, attorneys and proxies to represent the undersigned at the Special Meeting of Stockholders of NATIONAL PROPERTIES CORPORATION, to be held on ___, 2005, at ___a.m., at 4500 Merle Hay Road, Des Moines, Iowa, and at any adjournments thereof, with all power which the undersigned would possess if personally present, and vote all shares of stock which the undersigned may be entitled to vote, as designated on reverse side.

The proxies are instructed to vote as indicated on the other side. Where no indication is shown, they are to vote FOR item 1. In addition, they may vote in their discretion on such other matters as may properly come before the meeting.

(Please mark this Proxy and sign and date it on the reverse side hereof, and return it in the enclosed envelope).

The Board of Directors recommends a vote FOR Items 1. and 2.

I plan to attend the meeting	☐

1.	To approve an Agreement and Plan of Merger, dated as of January 14, 2005, pursuant to which National Properties Corporation, an Iowa corporation, will merge into NAPE Acquisition, Inc., a Maryland corporation and a wholly-owned direct subsidiary of Commercial Net Lease Realty, Inc., a Maryland corporation.

2.	To transact such other business as may properly come before the special meeting or any adjournments or postponements of the special meeting.

FOR	AGAINST	ABSTAIN

☐	☐	☐	PLEASE NOTE ANY CHANGE OF ADDRESS

Dated: ________________, 2005.

Signature of shareholder(s)

Please date, sign exactly as name(s) appear hereon and return in the enclosed envelope (Do not print). Fiduciaries, please add titles.

ANNEX B

Business Strategies and Policies

The following is a discussion of the Company’s operating strategy and certain of its investment, financing and other policies. These strategies and policies have been determined by the Board of Directors and, in general, may be amended or revised from time to time by the Board of Directors without a vote of the Company’s stockholders.

Operating Strategies

The Company’s strategy is to invest primarily in single-tenant retail properties which typically are located along high traffic commercial corridors near areas of commercial and residential density. Management believes that these types of properties when leased to high-quality tenants primarily pursuant to triple-net leases provide attractive opportunities for a stable current return and the potential for capital appreciation. Triple-net leases typically require the tenant to pay substantially all operating expenses of a property, including, but not limited to, all real estate taxes, assessments and other government charges, insurance, utilities, repairs and maintenance. In management’s view, these types of properties also provide the Company with flexibility in use and tenant selection when the properties are re-let. As of December 31, 2004, the Company owned Investment Properties in 38 states.

In some limited cases, the Company’s investment in single-tenant retail properties is in the form of structured finance investments, which are typically loans secured by a pledge of ownership interests in the borrowers (or their subsidiaries) that own the underlying real estate. These agreements are typically subordinated to senior loans secured by first mortgages encumbering the underlying real estate. Subordinated positions are generally subject to a higher risk of nonpayment of principal and interest than the more senior loans. While not a Company strategy, in the past, the Company also has made opportunistic investments in single-tenant office properties.

With respect to real estate held for investment, the Company holds its properties until it determines that the sale of the properties is advantageous in view of the Company’s investment objectives. In deciding whether to sell properties, the Company will consider factors such as potential capital appreciation, net cash flow, potential use of sale proceeds and federal income tax considerations.

With respect to real estate held for sale, Services’ strategy is to acquire and develop real estate directly and indirectly, through investment interests, primarily for the purpose of selling the real estate to purchasers who are looking for replacement like-kind exchange property, or to other purchasers with different investment objectives.

The Company’s management team focuses on certain key indicators to evaluate the financial condition and operating performance of the Company. The key indicators for the Company include items such as: the composition of the Company’s portfolio of investment properties and structured finance investments (such as tenant, geographic and industry classification diversification); the occupancy rate of the Company’s portfolio of investment properties; certain financial performance ratios and profitability measures; industry trends and performance compared to that of the Company and returns the Company receives on its invested capital in Services.

Investment in Real Estate or Interests in Real Estate

Management believes that attractive acquisition opportunities for single-tenant retail properties will continue to be available and that the Company is suited to take advantage of these opportunities because of its access to capital markets, ability to underwrite and acquire properties, either for cash or securities, and because of management’s experience in seeking out, identifying and evaluating potential acquisitions.

In evaluating a particular acquisition, management will consider a variety of factors, including (i) the location and accessibility of the property; (ii) the geographic area and demographic characteristics of the community, as well as the local real estate market, including potential for growth; (iii) the size of the property; (iv) the purchase price; (v) the non-financial terms of the proposed acquisition; (vi) the availability of funds or other consideration for the proposed acquisition and the cost thereof; (vii) the “fit” of the property with the Company’s existing portfolio; (viii) the potential for, and current extent of, any environmental problems; (ix) the quality of construction and design and the current physical condition of the property; (x) the financial and other characteristics of the existing tenant, (xi) the tenant’s business plan, operating history and management team, (xii) the tenant’s industry, (xiii) the terms of any existing leases; and (xiv) the potential for capital appreciation. As of December 31, 2004, the company owned retail Investment Properties located in 38 states and on parcels of land averaging 117,000 square feet upon which are constructed single story buildings averaging 22,000 square feet. However, the Company may, in the future, acquire other types of real estate in other areas of the country as opportunities present themselves. While the Company may diversify in terms of property locations, size and market, the Company does not set any limit on the amount or percentage of Company assets that may be invested in any one property or any one geographic area.

The Company intends to engage in such future investment activities in a manner that is consistent with the maintenance of its status as a REIT for federal income tax purposes and that will not make the Company an investment company under the Investment Company Act of 1940, as amended. Equity investments in acquired properties may be subject to existing mortgage financings and other indebtedness or to new indebtedness which may be incurred in connection with acquiring or refinancing these investments.

Investments in Real Estate Mortgages and Securities of or Interests in Persons Engaged in Real Estate Activities

While the Company’s current portfolio of, and its business objectives primarily emphasize, equity investments in single-tenant retail properties, the Company may invest in (i) mortgages, participating or convertible mortgages, deeds of trust and other types of real estate interests or (ii) securities of other REITs, other entities engaged in real estate activities or securities of other issuers, including for the purpose of exercising control over such entities, consistent with its qualification as a REIT. For example, the Company from time to time has made investments in mortgage loans or held mortgages on properties the Company sold and has made structured finance investments (as discussed above), which are typically loans secured by a pledge of ownership interests in the borrowers (or their subsidiaries) that own the underlying real estate.

Capital Policies

The Company has authority to offer equity or debt securities in exchange for property and to repurchase or otherwise acquire its common stock or other securities in the open market or otherwise, and may engage in such activities in the future. The Company has not engaged in trading, underwriting or agency distribution or sale of securities of other issues and does not intend to do so.

Policy Changes

Any of the Company’s policies described above may be changed at any time by the Company’s Board of Directors without a vote of the Company’s stockholders.

ANNEX C

[Board book prepared by Houlihan Lokey]